Mail Stop 3561

	October
7, 2005

Geoffrey L. Greenwood, President
Yacht Finders, Inc.
2308 - C Kettner Blvd
San Diego, California  92101

  RE: Yacht Finders, Inc. ("the company")
         Amendment No. 2 to Registration Statement on
         Form SB-2
         Filed September 6, 2005
         File No. 333-121863

Dear Mr. Greenwood:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note that Yacht Finders appears to have been incorporated on
August 15, 2000, the same date of incorporation as Renoir Publishing, another company represented by your counsel Karen Batcher. Both Yacht Finders and Renoir Publishing are development stage entities with limited cash resources. Both have filed Securities Act registration statement that appear to contain substantially similar disclosures, such as the nature of the offerings being registered, the terms of the offerings, the proposed uses of offering proceeds, etc. Please tell us why Yacht Finders` registration statement appears to mirror that of Renoir Publishing. We may have further comments.

1. 2.	We note that most of the selling security holders in
this
registration statement appear as selling security holders in the registration statement filed by Renoir Publishing. Please explain the appearance of these individuals in these registration statements.
For example, please explain how and by whom these selling security holders were identified and brought together in these transactions and describe the connections, relationships and arrangements between them. We may have further comment after reviewing your response.

3.	Please describe the nature and extent of Karen Batcher`s role in
connection with Yacht Finders, from its inception in August 2000 to
date, including her activities with regard to the pending
registration statement.   We may have further comment.
2.
3. Dilution, page 9

4.	Please update the net tangible book value and other related
disclosures consistent with the recent financial statements presented, in this case as of June 30, 2005.

Directors, Executive Officers, Promoters and Control Persons, page
17
Certain Relationships and Related Transaction, page 30

5	Please disclose the persons who are the promoters of Yacht
Finders.  See the definition of promoter in Rule 405 of Regulation
C.
In this regard, we note that Yacht Finders was formed in August
2000
and Mr. Greenwood received his shares in April 2003.

6.	Please provide the information required by Item 404(d) of
Regulation S-B with respect to your promoters.

Competition and Competitive Position, page 24

7.	We reiterate our previous comment #6 in our letter dated
August
3, 2005. Please substantially revise this section to provide a detailed discussion of how the company will provide a competitive service, more than other companies. Your statement "[W]e plan to offer various price and service levels of our brokering service..."
should be substantiated by providing some specificity.



Financial Statements

Statements of operations, page F-4 and statements of cash flows, page
F-6

8.	It appears to us that interim statements of operations and
cash
flows for 2005 and 2004 are inappropriately titled as " Three months ended June 30, 2005 or 2004"and should be revised to state as "Six months ended June 30, 2005 or 2004" as appropriate. Please revise or advise.

General

9.	Please provide a current consent in any amendment and
consider
the updating requirements of Item 310(g) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.


      Sincerely,




John Reynolds
Assistant Director

cc:  Karen Batcher, Esq.
       Via fax (619)789-6262